

July 22, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: 21Shares Core Ethereum ETF
       Issuer CIK: 0001992508
       Issuer File Number: 333-274364
       Form Type: 8-A12B
       Filing Date: July 22, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. ("Exchange") certifies its approval for listing and registration of shares of 21Shares Core Ethereum ETF upon official notice of issuance.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications